                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                           Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

     For the month of November, 2002      Commission File Number: 0-20235

                         NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F | |                             Form 40-F |X|

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes | | Assigned File No. ____________    No |X|

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).

                                      INDEX

Management's Discussion and Analysis of Results for the period        Page 2 - 3
ended September 30, 2002
Financial Statements for the period ended September 30, 2002          Page 4 - 9
Signature Page                                                        Page 10


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North American PALLADIUM Ltd.
                                                                               2
                                                            METALS FOR CLEAN AIR
MANAGEMENT'S DISCUSSION
AND ANALYSIS OF RESULTS
- THIRD QUARTER 2002

     RESULTS OF OPERATIONS
     The Company realized net income for the three months ended September 30, 2002 of $2,894,000 or $0.06 per share (fully diluted) on revenues of $46,547,000 compared to a net loss of ($6,639,000) or ($0.13) per share (fully diluted) on revenue from metal sales of $23,225,000 for the corresponding period a year earlier. The increase in revenue in the current quarter was due to a 39% increase in palladium production, which was partially offset by lower palladium prices. The average spot palladium price in the third quarter was US$325 per ounce, down 32% versus the corresponding quarter a year ago. The Company sells 100% of its palladium production under a long-term sales contract with a guaranteed floor price of US$325 per ounce. To augment the sales contract, the Company has entered into forward sales contracts and realized US$899 per ounce on 12,600 ounces of third quarter production, resulting in an average realized palladium price of US$490 per ounce in the third quarter.

     Effective January 1, 2002 the Company adopted, on a retroactive basis, the new CICA recommendations for foreign currency translation. By following the new recommendations, the Company records the unrealized exchange gains and losses on long-term US$ denominated debt in the consolidated statements of operation and deficit in the period in which they occur. Due to the volatility in the Canadian/US dollar exchange rate, the Company experienced an unrealized non-cash foreign exchange loss of $6,056,000 in the third quarter. The after tax impact of the unrealized foreign exchange loss was $3,596,000 or $0.07 per share for the quarter

     For the nine months ended September 30, 2002 the Company reported net income of $16,661,000 or $0.33 per share on revenue of $132,869,000 compared to net income of $2,351,000 or $0.05 per share on revenues of $64,606,000 for the nine months ended September 30, 2001.

     During the third quarter, the mill processed 1,210,799 tonnes of ore at a rate of 13,161 tonnes per day with a palladium grade of 1.83 g/t, producing 51,168 ounces of palladium. This compares with the third quarter 2001, when during the start-up period, the new mill processed 910,509 tonnes of ore at a rate of 9,897 tonnes per day with a palladium grade of 2.00 g/t, producing 36,891 ounces of palladium. Mill palladium recoveries in the third quarter 2002 were 71.9% compared to 62.9% in the third quarter 2001.

     Production costs including overhead were $24,965,000 during the third quarter 2002 compared to $16,303,000 during the third quarter 2001. The higher production costs during the quarter were due to a 33% increase in ore tonnes milled, higher power rates and the need for contract crushing and the related increase in ore handling costs as a result of the unscheduled temporary shut down of the primary crusher. Ore mined during the quarter was 1,382,971 tonnes compared to 1,655,897 tonnes in the third quarter 2001. Of the ore mined in the third quarter 2002, 662,049 tonnes was classified as high grade (greater than 1.10 g/t palladium) and 720,922 tonnes was classified as regular grade (0.70 to
1.09 g/t palladium). The broken ore stockpile at September 30, 2002 increased to
8.3 million tonnes grading 1.14 g/t palladium and contained approximately 303,000 ounces of palladium.

     Total cash costs to produce palladium, net of other metal credits and royalties, decreased to US$282 per ounce in the third quarter 2002 compared to US$306 per ounce in the third quarter 2001. The reduction in unit total cash costs resulted from increased mill throughput and improved palladium recoveries combined with stronger prices for other metal credits. However, the current quarter total cash costs were US$59 per ounce higher than the second quarter 2002 total cash costs of US$223 per ounce, largely due to increased operating costs attributable to the primary crusher shut down and the related affect on palladium production. The operation was adversely affected by the unscheduled temporary shutdown of the primary crusher at the mine in early September 2002. The shutdown impacted both mill feed grade and mill throughput. The existing ore stockpile was initially utilized as a source of mill feed which contains a lower palladium grade than the current run-of-mine ore. In addition, the secondary crusher which typically provides finer crushed ore was utilized to provide a coarse mill feed which resulted in reduced mill throughput for September. Prior to the shutdown, the mill had been achieving targeted mill throughput as demonstrated in the month of August when mill throughput averaged over 15,000 tonnes per day. Repairs to the primary crusher are underway and are expected to be completed by early December 2002. Fourth quarter

North American PALLADIUM Ltd.
                                                                               3
                                                            METALS FOR CLEAN AIR

     metal production is expected to be comparable to the third quarter with increased costs associated with contract crushing and ore rehandling. In addition, the primary crusher repair costs that are estimated to exceed $2.0 million will be expensed in the fourth quarter.

     LIQUIDITY AND CAPITAL RESOURCES
     Cash flow from operations (prior to changes in non-cash working capital) was $14,207,000 in the third quarter 2002 compared to $627,000 in the third quarter 2001. Changes in working capital other than cash required $4,660,000 of cash in the third quarter 2002. Concentrate awaiting settlement increased marginally from 105,550 ounces of palladium at June 30, 2002 to 106,561 ounces at September 30, 2002. After allowing for working capital changes, cash provided by operations was $9,547,000 in the third quarter of 2002 compared to cash used of ($12,173,000) in the third quarter of 2001. Cash provided by operations was $23,201,000 in the first nine months of 2002 compared to $9,184,000 in the first nine months of 2001.

     Investing activities were much reduced in the third quarter at $2,884,000 compared to $26,274,000 in the third quarter 2001 when construction of the major expansion project was being completed. Financing activities required $6,725,000 in the third quarter 2002 compared to $47,417,000 raised in the third quarter 2001. The Company is continuing to reduce its project loan facility and made a further payment of $6,551,000 in the third quarter, thereby reducing the loan balance to $115,908,000 at September 30, 2002.

PRODUCTION STATISTICS

                                       Third Quarter             Nine Months
                                       September 30              September 30
                                      2002       2001          2002         2001
--------------------------------------------------------------------------------
Palladium (oz)                      51,168     36,891       167,258       76,003
Payable Palladium (oz)              46,819     33,755       153,042       69,496
Platinum (oz)                        4,753      3,347        14,620        6,328
Gold (oz)                            4,137      2,829        12,049        5,996
Copper (lbs)                     1,445,416    956,935     3,997,735    1,899,647
Nickel (lbs)                       656,240    348,015     2,060,292    1,000,850
--------------------------------------------------------------------------------
Ore Tonnes Milled                1,210,799    910,509     3,686,233    1,515,677
Ore Tonnes Mined
  High grade ore                   662,049  1,151,789     2,945,790    2,781,520
  Regular grade                    720,922    504,108     2,628,737    1,611,899
Waste Tonnes Mined               2,526,759  4,758,748     8,206,452   14,563,190
--------------------------------------------------------------------------------
Waste Strip Ratio                   1.83:1     2.87:1        1.47:1       3.32:1

     Exploration
     During the third quarter, an 82 hole, 47,160 metre program of definition diamond drilling on the Main High Grade Zone was completed. The drilling program was designed to increase the level of confidence in the Main High Grade Zone resource which will be used to evaluate the potential of undertaking an underground mining operation. The resource model is currently being updated.

     An independent geoscience consulting firm completed simulations of a variety of geophysical techniques in an effort to evaluate their effectiveness at extrapolating Lac des Iles minesite geology and mineralization to depths greater than one kilometer, and at generating drill targets at even greater depths. As a result, plans to conduct a deep penetrating Magnetotellurics survey during the late winter are underway. This survey will be capable of accurately detecting PGE-Ni-Cu bearing massive sulphide bodies to a depth of two kilometers. The discovery of numerous pods of remobilized massive sulphide, several metres in size, at surface and during past drilling has generated the impetus to search for their deep source.

     The Company is initiating several new grass roots exploration projects as a result of acquiring new properties in Northwestern Ontario. Planning of field activities for the new year is underway.

     Respectfully,

     /s/ Michael P. Amsden

     MICHAEL P. AMSDEN
     CHAIRMAN AND ACTING CHIEF EXECUTIVE OFFICER
     November 14, 2002

     CAUTIONARY NOTE
     Certain statements included in this interim report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. Such forward-looking statements involve inherent risks and uncertainties and other factors that may cause the actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those currently anticipated are disclosed in the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

North American PALLADIUM Ltd.
                                                                               4
                                                            METALS FOR CLEAN AIR

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATED BALANCE SHEETS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
(UNQUDITED)

                                                   September 30     December 31
                                                           2002            2001
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash                                                  $   7,512       $   1,775
Short-term investments                                    5,092           4,999
Concentrate awaitin
settlement, net - Note 3                                 93,713          82,534
Inventories                                              22,229          23,269
Future income tax asset                                   3,487          10,830
Accounts receivable and other assets                      1,925           2,626
-------------------------------------------------------------------------------
                                        `               133,958         126,033

Mining interests, net                                   266,740         272,831
Mine closure deposit - Note 4                             3,132           2,232
Deferred financing costs                                  2,278           2,870
Future income tax asset                                   8,700           8,700
-------------------------------------------------------------------------------
                                                      $ 414,808       $ 412,666
-------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities              $  12,798       $  17,255
Taxes payable                                             2,287           3,539
Current portion of obligations
  under capital lease                                     1,397           1,003
Current portion of project term loan                     53,496          33,620
-------------------------------------------------------------------------------
                                                         69,978          55,417

Provision for mine closure costs                          1,426           1,020
Obligations under capital leases                          1,066           1,053
Project term loan                                        62,412         103,100
Kaiser-Francis credit facility                           18,228           7,964
-------------------------------------------------------------------------------
                                                        153,110         168,554
-------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock outstanding:
  50,579,500 common shares
  (2001 - 50,447,630) - Note 7                          311,709         310,784
Deficit                                                 (50,011)        (66,672)
-------------------------------------------------------------------------------
Total shareholders' equity                              261,698         244,112
-------------------------------------------------------------------------------
                                                      $ 414,808       $ 412,666
-------------------------------------------------------------------------------

North American PALLADIUM Ltd.
                                                                               5
                                                            METALS FOR CLEAN AIR

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS) (UNAUDITED)
                                     Quarter Ended           Nine Months Ended
                                      September 30              September 30
                                     2002       2001         2002          2001
-------------------------------------------------------------------------------
REVENUE FROM METAL SALES
Palladium                        $ 34,377   $ 29,754    $ 112,696     $  67,455
Adjustments for mark
  to market                         3,184    (10,369)      (8,120)      (13,377)
Other Metals                        8,986      3,840       28,293        10,528
-------------------------------------------------------------------------------
                                   46,547     23,225      132,869        64,606
Deduct: smelter treatment,
  refining and freight costs       (3,893)    (3,012)     (12,846)       (5,793)
-------------------------------------------------------------------------------
NET REVENUE FROM
  MINING OPERATIONS                42,654     20,213      120,023        58,813
-------------------------------------------------------------------------------

OPERATING EXPENSES
Production costs including
  overheads                        24,965     16,303       71,387        36,036
Amortization                        4,935      3,824       15,028         6,234
Administrative expenses             1,498        935        3,442         2,895
Provision for mine closure costs      134        109          406           185
-------------------------------------------------------------------------------
Total operating expenses           31,532     21,171       90,263        45,350
-------------------------------------------------------------------------------
INCOME (LOSS) FROM MINING
  OPERATIONS                       11,122       (958)      29,760        13,463
-------------------------------------------------------------------------------

OTHER INCOME (EXPENSES)
Interest income                        82        306           497        1,255
Gain on disposal of capital assets      -          -           120            -
Interest                             (115)      (106)         (371)        (197)
Interest on long-term debt         (1,446)    (1,688)       (4,281)      (1,688)
Exploration expenses                 (249)      (558)         (590)      (1,171)
Foreign exchange gain (loss)       (5,801)    (4,971)         (199)      (5,121)
-------------------------------------------------------------------------------
TOTAL OTHER INCOME
  (EXPENSES)                       (7,529)    (7,017)       (4,824)      (6,922)
-------------------------------------------------------------------------------

Income (loss) before
  income taxes                      3,593     (7,975)       24,936        6,541
Provision for income taxes           (699)     1,336        (8,275)      (4,190)
-------------------------------------------------------------------------------

Net income (loss) for the period    2,894     (6,639)       16,661        2,351
-------------------------------------------------------------------------------
DEFICIT, BEGINNING OF
  PERIOD                          (52,905)   (65,192)      (66,672)     (74,182)
-------------------------------------------------------------------------------
DEFICIT, END OF PERIOD          $ (50,011) $ (71,831)   $  (50,011)   $ (71,831)
-------------------------------------------------------------------------------

Basic and diluted net
  income (loss) per share       $    0.06  $   (0.13)   $     0.33    $    0.05
-------------------------------------------------------------------------------
Weighted average
  number of shares
  outstanding                   50,574,116 50,426,060    50,519,640   50,352,350
-------------------------------------------------------------------------------

North American PALLADIUM Ltd.
                                                                               6
                                                            METALS FOR CLEAN AIR

NORTH AMERICAN PALLADIUM LTD.
CONSOLIDATE STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
(UNAUDITED)
                                      Quarter Ended           Nine Months Ended
                                      September 30              September 30
                                     2002       2001         2002          2001
-------------------------------------------------------------------------------
CASH PROVIDED BY
  (USED IN) OPERATIONS
Net income (loss)
  for the period                 $  2,894   $ (6,639)     $ 16,661     $  2,351
Operating items not
    involving cash
  Future income tax                   188     (1,572)        7,343        2,883
  Amortization                      4,935      3,824        15,028        6,234
  Unrealized foreign
    exchange (gain) loss            6,056      4,905          (970)       4,905
  Gain on disposal of
    capital assets                      -          -          (120)           -
  Provision for mine
    closure costs                     134        109           406          185
-------------------------------------------------------------------------------
                                   14,207        627        38,348       16,558
Changes in non-cash
  working capital                  (4,660)   (12,800)      (15,147)      (7,374)
-------------------------------------------------------------------------------
                                    9,547    (12,173)       23,201        9,184
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Mine closure deposit                 (300)      (300)         (900)        (800)
Obligations under capital leases     (395)      (317)          407          473
Deferred financing costs                -       (132)            -         (168)
Notes payable: Kaiser-Francis
  Oil Company                           -          -        10,372            -
Increase in project term loan           -     48,030             -       83,060
Repayment of project
  term loan                        (6,551)         -       (19,950)           -
Issuance of common shares             521        136           925        1,641
-------------------------------------------------------------------------------
                                   (6,725)    47,417        (9,146)      84,206
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Short-term investments                (35)       (45)          (93)      26,257
Additions to plant and
  equipment                        (1,052)   (25,244)       (6,069)    (108,129)
Mining claims, exploration
  and development costs            (1,797)      (985)       (2,284)      (2,572)
Proceeds on disposal of
  capital assets                        -          -           128            -
-------------------------------------------------------------------------------
                                   (2,884)   (26,274)       (8,318)     (84,444)
-------------------------------------------------------------------------------

Increase (decrease) in cash           (62)     8,970         5,737        8,946
Cash, beginning of period           7,574      4,479         1,775        4,503
-------------------------------------------------------------------------------
CASH, END OF PERIOD               $ 7,512   $ 13,449       $ 7,512     $ 13,449
-------------------------------------------------------------------------------

North American PALLADIUM Ltd.
                                                                               7
                                                            METALS FOR CLEAN AIR

NORTH AMERICAN PALLADIUM LTD.
NOTES TO THE SEPTEMBER 30, 2002
CONSOLIDATED FINANCIAL STATEMENTS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AND PER OUNCE AMOUNTS) (UNAUDITED)

1. BASIS OF PRESENTATION

   The unaudited iterim consolidated financial statements have been prepared in accordance with accounting policies as set out in the Company's audited fiscal 2001 consolidated financial statements.

   These unaudited interim financial statements by their nature do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, the interim financial statements should be read in conjunction with the audited fiscal 2001 financial statements.

   In the opinion of management, the unaudited interim financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company as at September 30, 2002 and the results of operations and cash flows for the three month and nine month periods ended September 30, 2002 and 2001.

2. STOCK-BASED COMPENSATION

   Effective January 1, 2002, the Company adopted the recommendations issued by The Canadian Institute of Chartered Accountants ("CICA") dealing with stock-based compensation. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact these financial statements.

   Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method. Accordingly, the fair value of the 148,000 options granted in 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4%, expected dividend yield of nil, expected volatility of 60%, and expected option life of 3 years. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the option's vesting period, which is 3 years.

   The table below presents pro forma net earnings and basic and diluted net income per common share as if the options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company subsequent to the date of adoption of the recommendations issued by the CICA.

                                                    Three months     Nine Months
                                                   September 30,   September 30,
                                                            2002            2002
--------------------------------------------------------------------------------
Net income as reported                                   $ 2,894        $ 16,661
Compensation expense related to
   fair value of stock options                                53             106
                                                         -----------------------
Pro forma net income                                       2,841          16,555
                                                         -----------------------
Pro forma basic and diluted income
   per share                                             $  0.06        $   0.33
                                                         -----------------------

North American PALLADIUM Ltd.
                                                                               8
                                                            METALS FOR CLEAN AIR

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of freely tradable, fully transferable options without vesting restrictions. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the four highly subjective input assumptions can affect the calculated values, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.

3. CONCENTRATE AWAITING SETTLEMENT

   The gross value of concentrate awaiting settlement represents the value of all platinum group metals and base metals from production shipped to the smelters between April 1 and September 30, 2002, including 106,561 ounces of palladium. At December 31, 2001 concentrate awaiting settlement included 78,445 ounces of palladium. Concentrate awaiting settlement was 100% from one domestic customer at September 30, 2002. Revaluations of the net realizable value of concentrate awaiting settlement are included in revenue at each reporting period and are adjusted for the effects of hedging instruments, sales contracts and foreign exchange.

4. MINE CLOSURE PLAN

   As part of the expansion project, the Company has established a revised mine closure plan with the Ontario Ministry of Northern Development and Mines (the "Ministry"), which requires a total amount of $7,800 to be accumulated in a Trust Fund controlled by the Ministry. At September 30, 2002, the Company had $3,132 on deposit with the Ministry and has agreed to make monthly deposits of $100.

5. PALLADIUM SALES CONTRACT

   The Company entered into a Palladium Sales Contract with a major automobile manufacturer which provides for a floor price of US$325 per ounce on 100% of palladium production and a cap of US$550 per ounce on 50% of palladium production until June 30, 2005. The palladium sales contract was required as a condition to the US$90 million project term loan.

6. PALLADIUM AND PLATINUM

   Forward Sales Contracts At September 30, 2002, to augment the palladium sales contract, the Company had forward sales contracts for 12,600 ounces of palladium at US$945 per ounce and 50,400 ounces of palladium at US$899 per ounce as a hedge against a portion of its 2002 and 2003 production respectively. In addition, the Company had forward sales contracts for 9,734 ounces platinum at US$519 per ounce as a hedge against a portion of its 2002 production.

7. SHARE CAPITAL

   As at September 30, 2002, the Company had 50,579,500 common shares issued and outstanding (December 31, 2001 - 50,447,630). At September 30, 2002, the Company had 1,220,704 stock options outstanding at a weighted average exercise price of $10.68, expiring at various dates from November 2002 to June 6, 2010.

North American PALLADIUM Ltd.
                                                                               9
                                                            METALS FOR CLEAN AIR

CORPORATE INFORMATION

DIRECTORS

MICHAEL P. AMSDEN
STEVEN R. BERLIN
LOUIS J. FOX
A. M. (SANDY) LAIRD
WALTER R. RANTA
RICHARD H. SUTCLIFFE

OFFICERS AND SENIOR MANAGEMENT

MICHAEL P. AMSDEN
Chairman and Acting
Chief Executive Officer

GEORGE D. FAUGHT, C.A.
Vice President Finance,
Chief Financial Officer

RAY J. MASON, B.Sc.
Mine Manager

MAURICE J. LAVIGNE, M.Sc.
Vice President - Exploration

Michael C.Thompson, F.C.C.A.
Corporate Controller

Nicholas J. Nikolakakis, M.B.A.
Treasurer

MARY BATOFF, LL.B.
Corporate Secretary

TORONTO OFFICE
130 Adelaide Street West
Suite 2116
Toronto, Ontario, Canada
M5H 3P5

Tel (416) 360-7590
Fax (416) 360-7709
Email: info@napalladium.com

THUNDER BAY OPERATIONS
Lac des Iles Mines Ltd.
P.O. Box 10547, Station P
Thunder Bay, Ontario
Canada P7B 6T9
Tel: (807) 448-2000
Fax: (807) 448-2001

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (Symbol "PDL")

The American Stock Exchange (Symbol "PAL")

AUDITORS

Ernst & Young LLP
Chartered Accountants

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: (514) 982-7270
Toll-free: 1 (800) 564-6253
Fax: (416) 263-9394
Toll-free fax: 1 (888) 453-0330
Email: careregistryinfo@computershare.com

Computershare Trust Company, Inc.
12039 West Alameda Parkway Suite Z-2
Lakewood, Colorado 80228
Tel: (303) 986-5400
Fax: (303) 986-2444
Email: inquire@computer share.com

INVESTOR RELATIONS

Investor relations inquiries should be directed to:
Tel: (416) 360-7590
Email: info@napalladium.com

WEBSITE
www.napalladium.com

North American PALLADIUM Ltd.
                                                                              10
                                                            METALS FOR CLEAN AIR

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             NORTH AMERICAN PALLADIUM LTD.

      December 11, 2002                          /s/Mary Batoff
Date: ___________________________            By:_______________________________
                                                        Mary Batoff

                                             Title: Secretary